SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated October 15, 2025 between
LISTED FUNDS TRUST
and
CORE ALTERNATIVE CAPITAL, LLC

The Trust will pay to the Adviser, as compensation for the Adviser’s services rendered, a fee computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Core Alternative ETF	1.05%
Optimized Equity Income ETF	1%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of October 15, 2025.

LISTED FUNDS TRUST	CORE ALTERNATIVE CAPITAL, LLC

By: /s/ Chad Fickett	By: /s/ David Pursell
Name: Chad Fickett	Name: David Pursell
Title: Secretary	Title: Managing Partner